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                              October 22, 2021

       Lingyi Kong
       Chief Executive Officer
       Erayak Power Solution Group Inc.
       No. 528, 4th Avenue
       Binhai Industrial Park
       Wenzhou, Zhejiang Province
       People's Republic of China 325025

                                                        Re: Erayak Power
Solution Group Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted September
23, 2021
                                                            CIK No. 0001825875

       Dear Mr. Kong:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-1 submitted September 23, 2021

       Cover Page

   1.                                                   Please disclose
prominently on the prospectus cover page that you are not a Chinese operating company but a
Cayman Islands holding company with operations conducted by
                                                        your subsidiaries based
in China and that this structure involves unique risks to investors.
                                                        Provide a
cross-reference to your detailed discussion of risks facing the company and the offering as a result of
this structure.
 Lingyi Kong
FirstName LastNameLingyi   Kong
Erayak Power  Solution Group Inc.
Comapany
October 22,NameErayak
            2021        Power Solution Group Inc.
October
Page 2 22, 2021 Page 2
FirstName LastName
2. Provide prominent disclosure about the legal and operational risks associated with being
         based in or having the majority of the company   s operations in
China. Your disclosure
         should make clear whether these risks could result in a material change in your operations and/or the value of your ordinary shares or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how
         recent statements and regulatory actions by China   s government, such
as those related to
         the use of variable interest entities and data security or anti-monopoly concerns, has or
         may impact the company   s ability to conduct its business, accept
foreign investments, or
         list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
3. Clearly disclose how you will refer to the holding company, subsidiaries, and other entities when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as
 we    or    our    when
         describing activities or functions of a subsidiary or other entities. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.
Prospectus Summary, page 1

4. We note your disclosure that you do not believe that approval from the CSRC and CAC is required for this offering. Disclose each permission that you or your subsidiaries are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from any other entity that is required to approve your or your subsidiaries' operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.
5. Please revise the reference to "based upon advice of our PRC counsel" on the cover page to identify your PRC counsel.
6. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under your operating structure. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries to the parent company and
         U.S. investors as well as the ability to settle amounts owed.
 Lingyi Kong
FirstName LastNameLingyi   Kong
Erayak Power  Solution Group Inc.
Comapany
October 22,NameErayak
            2021        Power Solution Group Inc.
October
Page 3 22, 2021 Page 3
FirstName LastName
7. Please revise the disclosure in this section to highlight that your independent registered public accounting firm has expressed doubt about your ability to continue as a going concern.
8.       Please disclose your current level of indebtedness.
Risk Factor Summary, page 5

9. We note the disclosure on page 5 where you "refer to the information contained in and incorporated by reference under the heading Risk Factors on page 10 of this prospectus and under similar headings in the other documents that are filed with the SEC, and incorporated by reference into this prospectus for additional discussion of the risks summarized in this risk factor summary as well as other risks that we face." However, it does not appear that you meet the eligibility to incorporate by reference. Please revise accordingly.
10. In your summary of risk factors, disclose the risks that your corporate structure and being
         based in or having the majority of the company   s operations in China
poses to investors.
         In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in
         China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ordinary shares. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
11. Please include a bullet point to highlight that your independent registered public accounting firm has expressed doubt about your ability to continue as a going concern.
Risk Factors, page 10

12.      Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ordinary shares. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
         based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and
 Lingyi Kong
Erayak Power Solution Group Inc.
October 22, 2021
Page 4
         cause the value of such securities to significantly decline or be worthless.
13. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
We traditionally have had substantial customer concentration, page 12

14. Please reconcile your disclosure in this risk factor that your top five customers accounted for 41% of revenues for the year ended December 31, 2020 with your disclosure on page
         F-18 that three customers accounted for 41% of revenue during fiscal year 2020.
Use of Proceeds, page 39

15. We note your disclosure on page 37 under the risk factor heading "We have broad discretion in the use of net proceeds...," that your management may apply proceeds to possible acquisitions. Please revise your Use of Proceeds section to provide a brief description of your acquisition plans, including the types of opportunities you intend to explore. Alternatively, clarify that management has not yet determined the types of businesses that you will target or the terms of any potential acquisitions.
Primary Sources and Uses of Liquidity, page 47

16. Please disclose the material terms of the "Revolving Credit Facility" mentioned in this section and on page F-13 and file as an exhibit the underlying agreement. Also, file as an exhibit the underlying agreements related to the "Credit Facility" mentioned on page 47.
Related Party Transactions, page 89

17. Please update the disclosure in this section. For guidance, see Item 7.B of Form 20-F.
18. Please file as exhibits the underlying agreements related to your transactions with Lingyi
         Kong mentioned on page 90.
Undertakings, page II-2

19. We note your disclosure throughout your document that you are a foreign private issuer.
       Please include the undertakings required by Item 512(a)(4) of Regulation S-K.
FirstName LastNameLingyi Kong
Exhibit Index, page II-5
Comapany NameErayak Power Solution Group Inc.
OctoberPlease
20.           revise
         22, 2021    the4Exhibit Index to include exhibit 99.3.
                  Page
FirstName LastName
 Lingyi Kong
FirstName LastNameLingyi   Kong
Erayak Power  Solution Group Inc.
Comapany
October 22,NameErayak
            2021        Power Solution Group Inc.
October
Page 5 22, 2021 Page 5
FirstName LastName
       You may contact Heather Clark, Staff Accountant, at 202-551-3624 or Andrew Blume,
Senior Accountant, at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or
Asia Timmons-Pierce, Special Counsel, at 202-551-3754 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:      William S. Rosenstadt, Esq.